# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hamilton Lane Incorporated, CIK 0001433642
CUSIP: 407497106
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0001273303
Persons authorized to receive notices and communications: Lydia Gavalis, Hamilton Lane Incorporated, 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428, 610-934-2222

## Reporting persons
- HLA Investments, LLC (CIK 0001273303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,351,034; sole dispositive power 8,128,907; shared dispositive power 0; aggregate amount beneficially owned 15,351,034 (27.6% of the class)
  Comment: HLA Investments, LLC ("HLAI") may be deemed to beneficially own 15,351,034 shares of Class A Common Stock of the Issuer ("Class A Common Stock") consisting of 8,128,907 Class B Units of HLA (the "Class B Units") held directly and 7,222,127 shares of Class A Common Stock for which it exercises voting control. HRHLA, LLC ("HRHLA") as the managing member of HLAI, controls HLAI and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HLAI may be deemed to beneficially own. Hartley R. Rogers as managing member of HRHLA controls HRHLA and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HRHLA may be deemed to beneficially own.
- HRHLA, LLC (CIK 0001698063): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,351,034; sole dispositive power 6,510,922; shared dispositive power 1,617,985; aggregate amount beneficially owned 15,351,034 (27.6% of the class)
  Comment: HLAI may be deemed to beneficially own 15,351,034 shares of Class A Common Stock consisting of 8,128,907 Class B Units held directly and 7,222,127 shares of Class A Common Stock for which it exercises voting control. HRHLA as the managing member of HLAI, controls HLAI and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HLAI may be deemed to beneficially own. Hartley R. Rogers as managing member of HRHLA controls HRHLA and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HRHLA may be deemed to beneficially own.
- Hartley R. Rogers (CIK 0001577084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,351,034; sole dispositive power 6,566,388; shared dispositive power 1,673,451; aggregate amount beneficially owned 15,351,034 (27.6% of the class)
  Comment: Hartley R. Rogers may be deemed to beneficially own 15,351,034 shares of Class A Common Stock consisting of 8,128,907 Class B Units held directly by HLAI, and 7,222,127 shares of Class A Common Stock for which HLAI exercises voting control, including 55,466 shares of Class A Common Stock held directly and 55,466 shares of Class A Common Stock held directly by a limited liability company ("LLC") which is wholly owned by Hartley R. Rogers, Hartley R. Rogers' spouse and three trusts for the benefit of Hartley R. Rogers' children. Hartley R. Rogers' spouse serves as manager of the LLC and as trustee of the trusts. HRHLA as the managing member of HLAI, controls HLAI and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HLAI may be deemed to beneficially own. Hartley R. Rogers as managing member of HRHLA controls HRHLA and, accordingly, may be deemed to beneficially own the shares of Class A Common Stock that HRHLA may be deemed to beneficially own.
- Hamilton Lane Advisors, Inc. (CIK 0000886962): type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,028,699; sole dispositive power 1,028,699; shared dispositive power 0; aggregate amount beneficially owned 1,028,699 (2.3% of the class)
  Comment: Hamilton Lane Advisors, Inc. ("HLA Inc.") beneficially owns 1,028,699 shares of Class A Common Stock as holder of 1,028,699 Class B Units of Hamilton Lane Advisors, L.L.C. ("HLA").
- Mario L. Giannini (CIK 0001698053): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,418,054; sole dispositive power 1,134,422; shared dispositive power 283,632; aggregate amount beneficially owned 1,418,054 (3.1% of the class)
  Comment: Mario L. Giannini beneficially owns 1,418,829 shares of Class A Common Stock, which includes the 1,028,699 B Units held directly by Hamilton Lane Advisors, Inc., an S-corporation that is wholly owned by Mr. Giannini, 283,632 Class B units directly held by HLA Investments, LLC and 105,723 shares of Class A Common Stock held directly.
- Kyera Giannini (CIK 0001761415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 213,648; sole dispositive power 213,648; shared dispositive power 0; aggregate amount beneficially owned 213,648 (0.5% of the class)
  Comment: Kyera Giannini beneficially owns 213,648 shares of Class A Common Stock consisting of 213,648 Class B Units held directly.
- Nicole Giannini (CIK 0001761400): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 213,648; sole dispositive power 213,648; shared dispositive power 0; aggregate amount beneficially owned 213,648 (0.5% of the class)
  Comment: Nicole Giannini beneficially owns 213,648 shares of Class A Common Stock consisting of 213,648 Class B Units held directly.
- The 2008 Sexton Des. Trust FBO Laura Sexton (CIK 0001698725): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 291,233; sole dispositive power 0; shared dispositive power 291,233; aggregate amount beneficially owned 291,233 (0.7% of the class)
  Comment: The Laura Sexton Trust beneficially owns 291,233 shares of Class A Common Stock as a result of 291,233 Class B Units held directly by HLAI on behalf of the Laura Sexton Trust.
- The 2008 Sexton Des. Trust FBO Matthew Sexton (CIK 0001698728): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 291,233; sole dispositive power 0; shared dispositive power 291,233; aggregate amount beneficially owned 291,233 (0.7% of the class)
  Comment: The Matthew Sexton Trust beneficially owns 291,233 shares of Class A Common Stock as a result of 291,233 Class B Units held directly by HLAI on behalf of the Matthew Sexton Trust.
- O. Griffith Sexton (CIK 0001338580): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 604,732; sole dispositive power 22,266; shared dispositive power 582,466; aggregate amount beneficially owned 604,732 (1.4% of the class)
  Comment: O. Griffith Sexton beneficially owns 604,732 shares of Class A Common Stock, which includes 582,466 Class B Units as sole trustee of the two Sexton family trusts, 4,852 shares of Class A Common Stock held directly and 17,414 shares of Class A Common Stock held indirectly through the O. Griffith Sexton 2016 Revocable Trust.
- Oakville Number 2 Trust (CIK 0001699245): type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 330,022; sole dispositive power 0; shared dispositive power 330,022; aggregate amount beneficially owned 330,022 (0.8% of the class)
  Comment: French River 5 Limited directly owns 330,015 shares of Class A Common Stock and beneficially owns an additional 7 Class B Units held directly by HLAI on behalf of French River 5 Limited. French River 5 Limited is a wholly owned subsidiary of Oakville Number 2 Trust ("Oakville Trust"). Oakville Trust and Rysaffe Trust Company (C.I.) Limited, trustee ("Rysaffe"), the trustee of Oakville Trust, beneficially own all of such shares.
- Rysaffe Trustee CO (CI) Limited (CIK 0001699649): type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 330,022; sole dispositive power 0; shared dispositive power 330,022; aggregate amount beneficially owned 330,022 (0.8% of the class)
  Comment: French River 5 Limited directly owns 330,015 shares of Class A Common Stock and beneficially owns an additional 7 shares of Class A Common Stock as a result of its ownership interest in HLAI. French River 5 Limited is a wholly owned subsidiary of Oakville Trust. Oakville Trust and Rysaffe, the trustee of Oakville Trust, beneficially own all of such shares.
- French River 5 Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 330,022; sole dispositive power 0; shared dispositive power 330,022; aggregate amount beneficially owned 330,022 (0.8% of the class)
  Comment: French River 5 Limited directly owns 330,015 shares of Class A Common Stock and beneficially owns an additional 7 shares of Class A Common Stock as a result of its ownership interest in HLAI. French River 5 Limited is a wholly owned subsidiary of Oakville Trust. Oakville Trust and Rysaffe, the trustee of Oakville Trust, beneficially own all of such shares.
- Edward B. Whittemore (CIK 0001698930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 95,000; sole dispositive power 0; shared dispositive power 95,000; aggregate amount beneficially owned 95,000 (0.2% of the class)
  Comment: Edward B. Whittemore beneficially owns 95,000 shares of Class A Common Stock as a result of 95,000 Class B Units held directly by HLAI on behalf of Mr. Whittemore.
- Laurence F. Whittemore (CIK 0001699000): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 56,880; sole dispositive power 0; shared dispositive power 56,880; aggregate amount beneficially owned 56,880 (0.1% of the class)
  Comment: Laurence F. Whittemore beneficially owns 56,880 shares of Class A Common Stock as a result of 56,880 Class B Units held directly by HLAI on behalf of Mr. Whittemore.
- Michael Schmertzler (CIK 0001288952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 600,000; sole dispositive power 0; shared dispositive power 600,000; aggregate amount beneficially owned 600,000 (1.4% of the class)
  Comment: Michael Schmertzler beneficially owns 600,000 shares of Class A Common Stock as a result of 600,000 Class B Units held directly by HLAI on behalf of Mr. Schmertzler.
- Erik R. Hirsch (CIK 0001698098): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,417,363; sole dispositive power 1,417,363; shared dispositive power 0; aggregate amount beneficially owned 1,417,363 (3.2% of the class)
  Comment: Erik R. Hirsch may be deemed to beneficially own 1,417,363 shares of Class A Common Stock consisting of 63,582 shares of Class A Common Stock held directly, 809,781 Class B Units held directly by HL Management Investors, LLC on behalf of Mr. Hirsch and 544,000 unvested shares of performance stock ("Performance Stock") over which Mr. Hirsch exercises voting authority.
- Juan Delgado-Moreira (CIK 0001698040): type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,882,047; sole dispositive power 1,882,047; shared dispositive power 0; aggregate amount beneficially owned 1,882,047 (4.3% of the class)
  Comment: Juan Delgado-Moreira may be deemed to beneficially own 1,882,047 shares of Class A Common Stock consisting of 1,338,047 shares of Class A Common Stock held directly and 544,000 unvested shares of Performance Stock over which Mr. Delgado-Moreira exercises voting authority.
- Paul Yett (CIK 0001698029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 228,500; sole dispositive power 228,500; shared dispositive power 0; aggregate amount beneficially owned 228,500 (0.5% of the class)
  Comment: Paul Yett may be deemed to beneficially own 228,500 shares of Class A Common Stock consisting of 10,024 shares of Class A Common Stock held directly, and 218,476 Class B Units held directly by HL Management Investors, LLC ("HLMI") on behalf of Mr. Yett.
- Tara Devlin (CIK 0001698396): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 210,619; sole dispositive power 210,619; shared dispositive power 0; aggregate amount beneficially owned 210,619 (0.5% of the class)
  Comment: Tara Devlin may be deemed to beneficially own 210,619 shares of Class A Common Stock consisting of 7,411 shares of Class A Common Stock held directly, 173,441 Class B Units held directly by HLMI on behalf of Ms. Devlin, and 29,767 Class C Units held directly by HLMI on behalf of Ms. Devlin.
- Stephen R. Brennan (CIK 0001698523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 176,388; sole dispositive power 176,388; shared dispositive power 0; aggregate amount beneficially owned 176,388 (0.4% of the class)
  Comment: Stephen R. Brennan may be deemed to beneficially own 176,388 shares of Class A Common Stock consisting of 25,628 shares of Class A Common Stock held directly, 133,368 Class B Units held directly by HLMI on behalf of Mr. Brennan, and 17,392 unvested shares of Performance Stock over which Mr. Brennan exercises voting authority.
- Andrea Anigati Kramer (CIK 0001698324): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 434,323; sole dispositive power 434,323; shared dispositive power 0; aggregate amount beneficially owned 434,323 (1% of the class)
  Comment: Andrea Anigati Kramer may be deemed to beneficially own 434,323 shares of Class A Common Stock consisting of 82,524 shares of Class A Common Stock held directly, 135,970 Class B Units held directly by HLMI on behalf of Ms. Kramer, 195,317 Class C Units held directly by HLMI on behalf of Ms. Kramer, and 20,512 unvested shares of Performance Stock over which Ms. Kramer exercises voting authority.
- Michael Kelly (CIK 0001698486): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 60,000; sole dispositive power 60,000; shared dispositive power 0; aggregate amount beneficially owned 60,000 (0.1% of the class)
  Comment: Michael Kelly may be deemed to beneficially own 60,000 shares of Class A Common Stock consisting of 41,303 Class B Units held directly by HLMI on behalf of Mr. Kelly, and 18,697 Class C Units held directly by HLMI on behalf of Mr. Kelly.
- Thomas Kerr (CIK 0001698030): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 179,670; sole dispositive power 179,670; shared dispositive power 0; aggregate amount beneficially owned 179,670 (0.4% of the class)
  Comment: Thomas Kerr may be deemed to beneficially own 179,670 shares of Class A Common Stock consisting of 49,190 shares of Class A Common Stock held directly, 117,436 Class B Units held directly by HLMI on behalf of Mr. Kerr, and 13,044 shares of Performance Stock.
- David Helgerson (CIK 0001332122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 189,912; sole dispositive power 189,912; shared dispositive power 0; aggregate amount beneficially owned 189,912 (0.4% of the class)
  Comment: David Helgerson may be deemed to beneficially own 189,912 shares of Class A Common Stock consisting of 25,886 shares of Class A Common Stock held directly, 154,049 Class B Units held directly by HL Management Investors, LLC on behalf of Mr. Helgerson, and 9,997 Class C Units held directly by HL Management Investors, LLC on behalf of Mr. Helgerson.
- Michael Donohue (CIK 0001698304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 59,368; sole dispositive power 59,368; shared dispositive power 0; aggregate amount beneficially owned 59,368 (0.1% of the class)
  Comment: Michael Donohue may be deemed to beneficially own 59,368 shares of Class A Common Stock consisting of 29,345 shares of Class A Common Stock held directly, 26,819 Class B Units held directly by HL Management Investors, LLC on behalf of Mr. Donohue, and 3,204 Class C Units held directly by HL Management Investors, LLC on behalf of Mr. Donohue.
- Margaret McAllister: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 359,006; sole dispositive power 359,006; shared dispositive power 0; aggregate amount beneficially owned 359,006 (0.8% of the class)
  Comment: Margaret McAllister may be deemed to beneficially own 359,006 shares of Class A Common Stock consisting of 59,006 shares of Class A Common Stock held directly and 300,000 Class B Units held directly.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001
Name of issuer: Hamilton Lane Incorporated
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Comment:
This Amendment No. 15 to Schedule 13D (this "Amendment No. 15") is being filed with respect to the Class A Common Stock, $0.001 par value (the "Class A Common Stock"), of Hamilton Lane Incorporated, a Delaware corporation (the "Issuer"), to amend and supplement the Schedule 13D filed on April 2, 2025 (as amended and supplemented to date, the "Schedule 13D").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
i. HLA Investments, LLC;
ii. HRHLA, LLC;
iii. Hartley R. Rogers;
iv. Hamilton Lane Advisors, Inc.;
v. Mario L. Giannini;
vi. Kyera Giannini;
vii. Nicole Giannini;
viii. The 2008 Sexton Des. Trust FBO Laura Sexton;
ix. The 2008 Sexton Des. Trust FBO Matthew Sexton;
x. O. Griffith Sexton;
xi. French River 5 Limited;
xii. Oakville Number 2 Trust;
xiii. Rysaffe Trustee CO (CI);
xiv. Edward B. Whittemore;
xv. Laurence F. Whittemore;
xvi. Michael Schmertzler;
xvii. Erik R. Hirsch;
xviii. Juan Delgado-Moreira;
xix. Paul Yett;
xx. Tara Devlin;
xxi. Stephen R. Brennan;
xxii. Andrea Anigati Kramer;
xxiii. Michael Kelly;
xxiv. Thomas Kerr;
xxv. David Helgerson;
xxvi. Michael Donohue; and
xxvii. Margaret McAllister.

The Reporting Persons entered into an agreement of joint filing, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference in this Item 2.
Residence or business address: The business address of each of the Reporting Persons is c/o Hamilton Lane Incorporated, 110 Washington Street, Suite 1300, Conshohocken, PA 19428.
Present principal occupation or employment:
HLA Investments, LLC's principal business is to hold Class B Units of HLA and Class B common stock, par value $0.001 per share ("Class B Common Stock") of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors. HRHLA's principal business is to hold the membership interests in HLA Investments, LLC representing its ownership in the Issuer. Hamilton Lane Advisors, Inc.'s principal business is to hold Class B Units on behalf of Mario L. Giannini, its sole stockholder and director. French River 5 Limited is a wholly owned subsidiary of Oakville Trust. Rysaffe is the trustee of Oakville Trust.

Mr.Rogers, Mr. Giannini, Mr. Hirsch, Mr. Delgado-Moreira, Mr. Yett, Ms. Devlin, Mr. Brennan, Ms. Anigati Kramer and Mr. Kerr are officers and/or employees of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 7, 2025, Mr. Delgado-Moreira purchased 4,008 shares of Class A Common Stock at a weighted average purchase price of $129.84 and 3,992 shares of Class A Common Stock at a weighted average purchase price of $130.87.
On February 20, 2026, Mr. Hirsch purchased 9,225 shares of Class A Common Stock at a weighted average purchase price of $107.1285.
On February 20, 2026, Ms. Anigati purchased 2,325 shares of Class A Common Stock at a weighted average purchase price of $ 107.5318.
On February 20, 2026, Mr. Delgado-Moreira purchased 6,520 shares of Class A Common Stock at a weighted average purchase price of $107.1024 and 2,705 shares of Class A Common Stock at a weighted average purchase price of $107.5798.
On February 20, 2026, Mr. Giannini purchased 9,225 shares of Class A Common Stock at a weighted average purchase price of $107.3182.
On May 26, 2026 Mr. Rogers purchased 55,000 shares of Class A Common Stock at a weighted average purchase price of $90.05.
On May 26, 2026 Mr. Rogers purchased 55,000 shares of Class A Common Stock through a limited liability company at a weighted average purchase price of $90.05.
On May 27, 2026 Mr. Rogers purchased 466 shares of Class A Common Stock at a weighted average purchase price of $92.76.
On May 27, 2026 Mr. Rogers purchased 466 shares of Class A Common Stock through a limited liability company at a weighted average purchase price of $92.69.

All of these purchases were made with available funds of each purchaser.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 15 is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Calculation of the percentage of Class A Common Stock beneficially owned is based on 43,697,364 shares of Class A Common Stock outstanding as of May 19, 2026 as set forth in the annual report on Form 10-K filed by the Issuer with the SEC on May 21, 2026 as calculated pursuant to Rule 13d-3 of the Exchange Act.

The shares of Class B Common Stock were issued as part of a series of corporate reorganization transactions in connection with the Issuer's initial public offering to the holders of the Class B Units. The Class B Common Stock does not carry economic value beyond the right to receive the par value of such stock upon liquidation, dissolution or exchange of the shares; however, the Class B Common Stock entitles its holder to ten votes per share on every matter submitted to the Issuer's stockholders for a vote.

Pursuant to an Exchange Agreement entered into in connection with a reorganization incident to the Issuer's initial public offering, the Class B Units and Class C Units of Hamilton Lane Advisors, L.L.C. are exchangeable, on a one-for-one basis, for Class A Common Stock or, at the Issuer's election, for cash. Upon exchange of a Class B Unit, the corresponding share of Class B Common Stock will be redeemed at par value and cancelled. The Class B Units and Class C Units of Hamilton Lane Advisors, L.L.C. do not have an expiration date.

Reference herein to ownership of Class B Units of HLA Investments, LLC (the "Class B Units") includes ownership to a corresponding number of shares of Class B Common Stock.

Each Reporting Person may be deemed to beneficially own the shares of Class A Common Stock directly held by it or them and/or by entities directly or indirectly controlled by it or them or for which they have voting and/or dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The response of the Reporting Persons to rows 7 through 10 on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 15 is hereby incorporated herein by reference. Except as otherwise set forth herein, no Reporting Person has engaged in any transaction in securities of the Issuer during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following :

Exhibit 24.1 Power of Attorney of French River 5 Limited, dated March 30, 2026.
Exhibit 24.2 Power of Attorney of Margaret McAllister, dated September 15, 2025.
Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- HLA Investments, LLC: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- HRHLA, LLC: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Hartley R. Rogers: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Hamilton Lane Advisors, Inc.: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Mario L. Giannini: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Kyera Giannini: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Nicole Giannini: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- The 2008 Sexton Des. Trust FBO Laura Sexton: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- The 2008 Sexton Des. Trust FBO Matthew Sexton: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- O. Griffith Sexton: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Oakville Number 2 Trust: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Rysaffe Trustee CO (CI) Limited: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- French River 5 Limited: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Edward B. Whittemore: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Laurence F. Whittemore: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Michael Schmertzler: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Erik R. Hirsch: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Juan Delgado-Moreira: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Paul Yett: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Tara Devlin: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Stephen R. Brennan: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Andrea Anigati Kramer: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Michael Kelly: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Thomas Kerr: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- David Helgerson: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Michael Donohue: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)
- Margaret McAllister: /s/ Lydia Gavalis, Attorney-in-Fact, Lydia Gavalis, Attorney-in-Fact (05/29/2026)